August 2, 2017

Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:     Allegion plc
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
Response dated July 11, 2017
File No. 001-35971

Dear Mr. Pacho:

This is in response to your letter dated July 20, 2017 relating to Allegion plc's (the Company’s) annual report on Form 10-K for the year ended December 31, 2016.

For your convenience, we have set forth the staff’s comments below followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2016
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9 - Divestitures, page F-18

1.
We note your response to our prior comment 3. Please tell us about your evaluation of the collectability of the note receivable on the date of the Bocom divestiture and again at December 31, 2015 when you determined the note receivable was fully collectible. Please also tell us about your subsequent evaluation of the collectability of the note receivable for the period ended September 30, 2016 when you determined the amounts were fully impaired.

Response:

As discussed with the Staff, the Company has included within its response below our evaluation of the collectability of the note receivable for the period ended September 30, 2016. For the response to the Company’s evaluation of the collectability at both the divestiture date and again at December 31, 2015, the Company refers to its response letter dated July 11, 2017.

Under the terms of the Bocom divestiture agreement, the Company was to be paid based on an excess operational cash flows computation, as well as 100% of the cash collected from a specific Chinese government project that represented approximately 25% of the note receivable balance. The Company maintained 15% ownership of the divested Bocom business, as well as a board seat, which provided the Company access to Bocom financial information and an understanding of the business post divestiture.

Following the divestiture, the buyer began a process to obtain local financing from third party financial institutions in order to 1) accelerate the pay down of the note payable due to the Company, and 2) provide additional borrowing capacity to fund the future operations of Bocom. While the Company viewed the buyer’s process of obtaining financing as a positive indicator of collection on its note receivable, the Company’s assessment of determining whether the note receivable was probable of collection was not solely based on the buyer securing financing. The Company monitored the financing status through regular updates from the buyer following the divestiture.

Beginning in mid-2016, the Company, in connection with its monitoring efforts, began to note adverse trends in the actual operational results of the Bocom business, potentially impacting the collectability of its note receivable from the Bocom. These trends included both a reduction in revenue, partially due to the loss of the rights of the Bocom name, as well as delays in customer acceptances of projects and collections of accounts receivable. As a result, Bocom was not able to bid on projects that required significant up front financing. The Company also began seeing a reduction in the second half forecast of revenue and cash flow of the Bocom business due to the factors noted above as well as certain other events that included a change in senior leadership and business restructuring activities initiated by the buyer. Even considering the above and based on our updates surrounding the process to obtain financing, the Company still believed it was probable the buyer would secure financing and that it was probable the note receivable was collectible.

Through our updates from the buyer related to the financing, the Company understood the buyer remained in ongoing negotiations with various third party financial institutions to provide financing for Bocom. The Company noted through those updates that the credit markets in China were tightening for companies with Bocom's credit profile, making it more difficult for the buyer to obtain financing. However, active talks continued with third party financial institutions. In August 2016, the buyer received preliminary financing offers that were at unreasonable terms to pursue for the buyer as well as unacceptable to the Company as the financial institutions were requiring a guarantee from the Company. The buyer’s failure to obtain financing was a result of multiple events which included tightening of overall credit markets in China for companies with Bocom's credit profile, changes in the mix of financial institutions involved with the buyer on obtaining financing, and the financial institutions requiring buyer and parent guarantees on potential financing. The buyer also communicated to the Company that they were exploring a sale of the legacy accounts receivable and unbilled receivables at a significant discount as well as a potential sale of Bocom, which the Company believed would have been at a significant discount.

Immediately following the end of the third quarter 2016, the Company obtained an updated next twelve months' cash flow projection for Bocom from the buyer. The projection was net of the required monthly operating costs to run the business and also assumed both the continued decline in revenue and cash flow and the inability to obtain financing. The projection also took into account a delay in customer acceptance for the Chinese government project noted above. The projection showed Bocom would not have excess cash flows available to pay the Company on collected receivables per the terms of the divestiture agreement during the next twelve months.

As a result of the combination of the significant events summarized below, the Company concluded during the third quarter of 2016 that it was probable that it would be unable to collect all amounts due according to the terms of the divestiture agreement and that there was a need to assess the note receivable for impairment.

•	A delay in customer acceptance and ultimately collection of the substantially completed Chinese government project referred to above;

•	Decline in actual operational performance and forecast of the business, including revenue and cash flow;

•	Failure to secure financing from third party financial institutions; and

•	The buyer exploring a potential sale of Bocom

Based on this conclusion, the Company performed a revised discounted cash flow analysis to assess the fair value of the note receivable as of September 30, 2016 using the updated cash flow projections from the buyer and the Company’s consideration of operating cash flow needs of the business from its previous ownership. In determining its basis for the measurement of impairment in accordance with ASC 310-10-35-25 and 26, the Company updated its estimates of expected future cash flows in the discounted cash flow analysis to be reflective of the updated financial performance of the Bocom business and the current status of the legacy accounts receivable and unbilled receivables previously owned by the Company.

The revised cash flow analysis resulted in an impairment charge as disclosed in our Form 10-Q filed with the SEC on October 27, 2016, resulting in a remaining note receivable balance of $4.5 million as of September 30, 2016. The Company concluded that the remaining $4.5 million was collectible which was primarily supported by certain specific receivable balances. No additional impairment charges have been recorded subsequent to September 30, 2016.

If you should have any further questions or comments, please contact me at 317-810-3372.

Sincerely,

/s/ Patrick S. Shannon

Patrick S. Shannon
Senior Vice President and Chief Financial Officer